NOLAN S. TAYLOR
(801) 933-7366
FAX (801) 933-7373
taylor.nolan@dorsey.com

January 27, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0305
Washington, D.C. 20549
Attention: Mr. Max A. Webb, Assistant Director

  Re:
  Franklin Covey Co.
  Revised Preliminary Proxy Statement on Schedule 14A
  Filed on January 19, 2005
  File No. 001-11107

Dear Mr. Webb:

        This letter responds to your letter dated January 23, 2005, which sets forth the comments of the staff (the "Staff") of the Securities and Exchange Commission relating to the above-referenced revised preliminary proxy statement (the "Revised Proxy Statement") of Franklin Covey Co. (the "Company"). Based upon our telephone conversation with you, concurrently herewith, we are filing a definitive proxy statement (the "Definitive Proxy Statement") on behalf of the Company.

        The information set forth in the Definitive Proxy Statement responds to the comment of the Staff. We have reproduced the Staff's comment below followed by our response, which is set off in bold type.

Comment

        1.     We note that the fairness opinion and analysis appears to be concerned exclusively with the fairness of the recapitalization to the holders of your common stock. But the preferred is publicly registered and trading equity. Please revise to explain why the transaction is fair to its holders or supplementally advise why you believe that is not necessary.

Response	In response to the Staff's comment, we have revised the disclosure in the Revised Proxy Statement by inserting the following text immediately prior to the section entitled "Opinion of Financial Advisor to the Special Committee" in the Recapitalization Proposals description.

Fairness to holders of shares of Series A Preferred Stock

        The Company determined the Recapitalization and the Articles Amendment to be fair to the holders of the Company's outstanding shares of Series A Preferred Stock. As stated elsewhere in this Proxy Statement, Knowledge Capital is the holder of approximately 94.8 percent of the outstanding shares of Series A Preferred Stock and, as a result, holds a significant majority of the outstanding shares and voting power of Series A Preferred Stock. The Company negotiated the terms of the Recapitalization and the Articles Amendment with Knowledge Capital recognizing that, in accordance with the rights, preferences and limitations of the Series A Preferred Stock currently set forth in the Existing Articles, Knowledge Capital would have the voting power to approve, or disapprove, the terms of the Recapitalization and the Articles Amendment on behalf of all holders of Series A Preferred Stock. Knowledge Capital, acting on its own behalf and not on behalf of any other holders of Series A Preferred Stock, negotiated the terms and indicated its approval of the Recapitalization and the

Articles Amendment by negotiating and entering into the Amendment Agreement and the Voting Agreement as described elsewhere in this Proxy Statement.

        Knowledge Capital's approval of the Recapitalization and the Voting Agreement as evidenced by the executed Amendment Agreement and Voting Agreement supports the conclusion that the Recapitalization and Articles Amendment would be fair to all holders of outstanding shares of Series A Preferred Stock. Knowledge Capital's rights, preferences and limitations as a holder of shares of Series A Preferred Stock, on a per share basis, currently are, and would be following the Recapitalization and Articles Amendment, identical to the rights, preferences and limitations of all other holders of shares of Series A Preferred Stock. Knowledge Capital currently has certain contractual rights that other holders of shares of Series A Preferred Stock do not hold. As a result of the Recapitalization and the Articles Amendment, Knowledge Capital would retain substantially the same contractual rights except to the extent such rights will be modified as described elsewhere in this Proxy Statement, particularly as described in the section in Proposal 5(a) entitled "Description of the Common Stock, Series A Preferred Stock, Series B Preferred Stock and Knowledge Capital Contractual Rights." The Company believes the changes in Knowledge Capital's contractual rights as a result of the Recapitalization and Articles Amendment would not be materially adverse to the rights currently held by other holders of shares of Series A Preferred Stock.

        Additionally, the Company believes the holders of shares of Series A Preferred Stock would generally benefit, or at least not be harmed, from the Recapitalization and the Articles Amendment in at least the following ways:

  •
  They would retain substantially the same dividend and liquidation rights as they currently do prior to the Recapitalization as described in more detail above under "Effect of the Recapitalization on Relative Voting Power and Economic Interest."

  •
  Notwithstanding that the outstanding shares of Series A Preferred Stock would no longer be convertible into shares of Common Stock, the holders of Shares of Series A Preferred Stock would retain substantially the same right to acquire shares of Common Stock pursuant to the Warrants that would be issued to them. Such holders would also be able to exercise their Warrants at an exercise price of $8.00 per share, which would be more beneficial to such holders than the current Series A Preferred Stock conversion price of $14.00 as described in more detail above under "Reasons for and Against the Articles Amendment." Such additional benefit would be tempered by the fact that the Warrants would be outstanding for eight years when, as currently provided, the shares of Series A Preferred Stock may remain convertible indefinitely (unless, under limited circumstances, the Company may become able to repurchase such shares under the terms of the Existing Articles).

  •
  The Company's expanded ability to repurchase shares of Series A Preferred Stock as described in more detail above under "Effect of the Recapitalization on Relative Voting Power and Economic Interest" and elsewhere in this Proxy Statement because the Company's status as a potential purchaser of such shares would increase the potential opportunities of holders of such shares to liquidate their shares.

  •
  The bifurcation of the current shares of Series A Preferred Stock into Warrants and shares that are no longer convertible into Common Stock would enable holders of such shares potentially to transfer their shares without transferring Warrants, allowing them to sell such shares to obtain a return of their invested capital but still retain a potential interest in the Company upon future exercise of the Warrants.

        In addition to responding to the specific comment set forth above, the Company has made changes to the Revised Proxy Statement to clarify the effect the Recapitalization, if it occurs, would have on the redemption rights of the Series A and Series B Preferred Stock and to insert a sentence in the section entitled "Certain Relationships and Related Transactions" that is included in the Company's Form 10-K description of the purchase and sale of the two office buildings. In addition, the Company has updated or added (i) the date of the annual meeting, (ii) the date of the Notice of Annual Meeting, (iii) the approximate date on which the Definitive Proxy Statements will be distributed, (iv) the biography of Dennis G. Heiner, a director and (v) the "Proposals of Shareholders" section. In addition, the Company has deleted the appendix containing the amended and restated audit committee charter. The Company and we are available to discuss any issues presented by the Staff's comment and the responses contained in this letter and the Definitive Proxy Statement.

                      Sincerely,

                      DORSEY & WHITNEY LLP

                      /s/ Nolan S. Taylor

                      Nolan S. Taylor